FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* RODIN, JUDITH	2. Issuer Name and Ticker or Trading Symbol AETNA INC. (AET) (PA - Formerly Aetna U. S. Heathcare Inc.		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) UNIVERSITY OF PENNSYLVANIA 100 COLLEGE HALL	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 9/27/02
(Street) PHILADELPHIA, PA 19104		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON SHARES								502	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
PHANTOM STOCK UNITS(1)	1 FOR 1	4/26/02		A	V	350		(1)	(1)	COMMON SHARES	350		7,868	D
PHANTOM STOCK UNITS(2)	1 FOR 1	(2)		A	V	653.403		(2)	(2)	COMMON SHARES	653.403			D
PHANTOM STOCK UNITS(3)	1 FOR 1	(3)		A		276.653		(3)	(3)	COMMON SHARES	276.653		10,682.109	D
DIRECTOR STOCK OPTION (RIGHT TO BUY)(4)	$35.78	1/25/02		A	V	5,500		(4)	(4)	COMMON SHARES	5,500		5,500	D

Explanation of Responses:

(1) UNITS GRANTED UNDER THE AETNA INC. NON-EMPLOYEE DIRECTOR COMPENSATION PLAN (THE "PLAN"). SUBJECT TO TERMS OF PLAN, UNITS MAY BE SETTLED IN AETNA COMMON STOCK, IN CASH OR A COMBINATION OF BOTH UPON REPORTING PERSON'S RETIREMENT.
(2) UNITS ACCRUED FROM JANUARY 1, 2002 TO AUGUST 28, 2002 UNDER THE PLAN PURSUANT TO DEFERRAL OF DIRECTOR'S FEES. SUBJECT TO TERMS OF PLAN, UNITS MAY BE SETTLED IN AETNA COMMON STOCK, IN CASH OR A COMBINATION OF BOTH UPON REPORTING PERSON'S RETIREMENT.
(3) UNITS ACCRUED UNDER THE PLAN PURSUANT TO DEFERRAL OF DIRECTOR'S FEES. SUBJECT TO TERMS OF PLAN, UNITS MAY BE SETTLED IN AETNA COMMON STOCK, IN CASH OR A COMBINATION OF BOTH UPON REPORTING PERSON'S RETIREMENT.
(4) OPTION GRANTED UNDER THE PLAN, EXERCISEABLE ON JANUARY 25, 2003 (1,834 SHARES), JANUARY 25, 2004 (1,833 SHARES) AND JANUARY 25, 2005 (1,833 SHARES).

By: /s/ PAIGE L. FALASCO, ATTORNEY IN FACT FOR JUDITH RODIN **Signature of Reporting Person	SEPTEMBER 30, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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